  Exhibit 3(c)

CEL-SCI CORPORATION

AMENDED AND RESTATED ARTICLES OF INCORPORATION

1. The domestic entity name for the Corporation is CEL-SCI Corporation

2. The principal office address of the Corporation’s principal office is:

8229 Boone Blvd. #802
Vienna, VA 22182

3. The registered agent name and registered agent address of the Corporation are:

The Corporation Company
1675 Broadway, Suite 1200
Denver, CO 80202

4. The classes of shares and number of shares of each class that the Corporation is authorized to issue are as follows:

The authorized capital stock of the Corporation shall consist of 600,000,000 shares of common stock, $0.01 par value, and 200,000 shares of preferred stock, $0.01 par value. The preferred stock can be issued from to time, in one or more series, as determined by this Corporation’s Board of Directors. The designations, powers, rights, preferences, qualifications, restrictions and limitations of each series of preferred stock shall be established from time to time by the Corporation’s Board of Directors, in accordance with Colorado law.

5. Cumulative voting shall not be allowed in elections of directors or for any purpose.

6. No holders of shares of capital stock of the Corporation shall be entitled, as such, to any preemptive or preferential right to subscribe to any unissued stock or any other securities which the Corporation may now or hereafter be authorized to issue.

7. The presence in person, or by proxy, of one-third of the votes entitled to be cast on any matter by a voting group at any shareholders’ meeting constitutes a quorum of that voting group for action on that matter.

8. No director of the Corporation shall have liability to the Corporation or to its stockholders or to other security holders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provisions shall not eliminate or limit the liability of a director to the Corporation or to its shareholders or other security holders for monetary damages for: (i) any breach of the director's duty of loyalty to the Corporation or to its shareholders or other security holders; (ii) acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of the law by such director; (iii) acts by such director as specified by Colorado law; or (iv) any transaction from which such director derived an improper personal benefit.

The word "director" shall include at least the following, unless limited by Colorado law: an individual who is or was a director of the Corporation and an individual who, while a director of a Corporation is or was serving at the Corporation's request as a director, officer, partner, trustee, employee or agent of any other foreign or domestic corporation or of any partnership, joint venture, trust, other enterprise or employee benefit plan. A director shall be considered to be serving an employee benefit plan at the Corporation's request if his duties to the Corporation also impose duties on or otherwise involve services by him to the plan or to participants in or beneficiaries of the plan. To the extent allowed by Colorado law, the word "director" shall also include the heirs and personal representatives of all directors.